Exhibit 99.6

March 11, 2021

Board of Directors

1895 Bancorp of Wisconsin, MHC

1895 Bancorp of Wisconsin, Inc.

1895 Bancorp of Wisconsin, Inc. (Maryland)

PyraMax Bank, FSB

7001 West Edgerton Avenue

Greenfield, WI 53220

Re:	Plan of Conversion and Reorganization

1895 Bancorp of Wisconsin, MHC

Members of the Board of Directors:

The Plan of Conversion and Reorganization (the “Plan”) of 1895 Bancorp of Wisconsin, MHC (the “MHC”) provides for the conversion of the MHC into the full stock form of organization. Pursuant to the Plan, the MHC will be merged into 1895 Bancorp of Wisconsin, Inc., a federal corporation (the “Mid-Tier”), and 1895 Bancorp of Wisconsin, Inc. will be merged into 1895 Bancorp of Wisconsin, Inc., a newly formed Maryland Corporation (the “Company”), with the Company as the resulting entity, and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Mid-Tier now owned by the MHC. Capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in PyraMax Bank, FSB (the “Bank”). We further understand that the Bank will also establish a liquidation account in an amount equal to the Company’s liquidation account, pursuant to the Plan. The liquidation accounts are designed to provide payments to depositors of their liquidation interest in the event of liquidation of the Bank (or the Company and the Bank).

In the unlikely event that either the Bank (or the Company and the Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation account maintained by the Company.

Faust Financial, LLC
2009 NE 22nd Street,	Direct: 216.374.6001
Fort Lauderdale, FL 33305	mfaust@faust-financial.com

Members of the Board of Directors

March 11, 2021

Also, in a complete liquidation of both entities, or of the Bank, when the Company has insufficient assets (other than the stock of the Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and the Bank has positive net worth, the Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in the Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Based upon our review of the Plan and our observation that the liquidation rights become payable only upon the unlikely event of the liquidation of the Bank (or the Company and the Bank), that liquidation rights in the Company automatically transfer to the Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, and that after two years from the date of conversion and upon written request of the FRB, the Company will transfer the liquidation account and depositors’ interest in such account to the Bank and the liquidation account shall thereupon become the liquidation account of the Bank, no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the PyraMax Bank, FSB liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets and does not have any economic value at the time of the transactions contemplated in the first and second paragraphs on the prior page. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

Faust Financial, LLC